UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

WESTWATER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

961684206
(CUSIP Number)

May 30, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 961684206	Page 2 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 961684206	Page 3 of 13

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP NO. 961684206	Page 4 of 13

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 961684206	Page 5 of 13

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 961684206	Page 6 of 13

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G

CUSIP NO. 961684206	Page 7 of 13

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 104,294
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 104,294

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,294
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.50%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 961684206	Page 8 of 13

Item 1.

(a)	Name of Issuer:

Westwater Resources, Inc., a Delaware corporation (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

Item 2.

(a)	Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)	Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

Mr. Scheinfeld is a United States citizen

SCHEDULE 13G

CUSIP NO. 961684206	Page 9 of 13

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

(e)	CUSIP Number:

961684206

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ________________

SCHEDULE 13G

CUSIP NO. 961684206	Page 10 of 13

Item 4.	Ownership.

Reporting person	Amount beneficially owned[1]:	Percent of class[2]:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	104,294	6.50%	0	104,294	0	104,294
Lincoln Park Capital, LLC	104,294	6.50%	0	104,294	0	104,294
Rockledge Capital Corporation	104,294	6.50%	0	104,294	0	104,294
Joshua B. Scheinfeld	104,294	6.50%	0	104,294	0	104,294
Alex Noah Investors, Inc.	104,294	6.50%	0	104,294	0	104,294
Jonathan I. Cope	104,294	6.50%	0	104,294	0	104,294

1	Represents 104,294 shares of Common Stock purchased by LPC Fund directly from the Issuer in a private placement transaction completed on May 30, 2019 (the “May 2019 Private Placement”). The amount beneficially owned excludes 182,515 shares of Common Stock underlying warrants that were also purchased by LPC Fund from the Issuer on the same date in the May 2019 Private Placement, because such warrants cannot be exercised prior to November 30, 2019 (the “Initial Exercise Date”), which is more than 60 days after the date of this statement. Such warrants may be exercised for a period of five years following the Initial Exercise Date at an exercise price of $5.062 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. The warrants include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the warrant holder.

2	Based on information contained in the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2019, there were a total of 1,598,218 shares of Common Stock outstanding as of May 30, 2019, which number of outstanding shares includes the 104,294 shares of Common Stock that were purchased by LPC Fund directly from the Issuer on May 30, 2019 in the May 2019 Private Placement and excludes the 182,515 shares of Common Stock currently underlying the warrants that were also purchased by LPC Fund in the May 2019 Private Placement, because such warrants cannot be exercised prior to the Initial Exercise Date, which is more than 60 days after the date of this statement.

As of June 7, 2019, LPC Fund beneficially owns, directly, the following securities of the Issuer, all of which were purchased by LPC Fund directly from the Issuer on May 30, 2019 in the May 2019 Private Placement: (i) 104,294 shares of Common Stock, all of which shares are currently outstanding, and (ii) warrants to purchase up to 182,515 shares of Common Stock, none of which shares are currently outstanding. Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, as of June 7, 2019, LPC Fund does not beneficially own the 182,515 shares of Common Stock underlying the warrants purchased by LPC Fund in the May 2019 Private Placement, because such warrants are not exercisable until the Initial Exercise Date of November 30, 2019 and, therefore, none of the shares of Common Stock underlying the warrants may be acquired by LPC Fund within 60 days of June 7, 2019. After the Initial Exercise Date, the warrants may be exercised for a period of five years thereafter, at an exercise price of $5.062 per share (subject to adjustment as provided in the warrants), subject to a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the warrant holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. The warrants include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act is not available to the warrant holder.

SCHEDULE 13G

CUSIP NO. 961684206	Page 11 of 13

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund.

Pursuant to Section 13(d) of the Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

Pursuant to Rule 13d-4 of the Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

SCHEDULE 13G

CUSIP NO. 961684206	Page 12 of 13

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 961684206	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2019

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC
BY: LINCOLN PARK CAPITAL, LLC			BY: ROCKLEDGE CAPITAL CORPORATION
BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Joshua B. Scheinfeld
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC
BY: LINCOLN PARK CAPITAL, LLC			BY: ALEX NOAH INVESTORS, INC.
BY: ALEX NOAH INVESTORS, INC.

By:	/s/ Jonathan I. Cope		By:	/s/ Jonathan I. Cope
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

By:	/s/ Joshua B. Scheinfeld		By:	/s/ Jonathan I. Cope
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement